UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

As previously reported in its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2025, the annual general meeting of shareholders (the “June 2025 Shareholder Meeting”) of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), was held. At the June 2025 Shareholder Meeting, the shareholders of the Company approved, among other things: (1) A resolution to consolidate the Company’s Class A Ordinary Shares (with a nominal value of $0.0001 per share) (the “Class A Ordinary Shares”) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by the board of directors of the Company (the “Board”), provided that such consolidation shall be effected at a ratio of not fewer than every 4 Class A Ordinary Shares and not more than every 40 Class A Ordinary Shares being consolidated into 1 Class A Ordinary Share, with the final ratio and timing of implementation of the consolidation to be determined by the Board; and (2) A resolution, subject to and immediately following the implementation of the Share Consolidation, to increase the Company’s authorized share capital by such amount as is necessary to ensure that, following the Share Consolidation, the Company shall have 100,000,000 authorized Class A Ordinary Shares, each with a nominal value that will reflect the final ratio applied by the Board in implementing the Share Consolidation (the “Authorized Share Capital Increase”).

Following the June 2025 Shareholder Meeting, by resolutions dated June 25, 2025 and June 30, 2025, the Board approved and authorized a share consolidation at a ratio of 1:35 (the “Share Consolidation Ratio”) of the Class A Ordinary Shares (the “Share Consolidation”), effective at 5:00 p.m. Eastern Standard Time on July 11, 2025 (the “Effective Date”). On July 10, 2025, the Company issued a press release to announce the Share Consolidation and the Authorized Share Capital Increase. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

In addition, the Constitution of the Company will be amended and restated to provide for the Authorized Share Capital Increase (the “Amended Constitution”). The Amended Constitution will become effective at 5:01 p.m. Eastern Standard Time on the Effective Date.

Reason for the Share Consolidation

As previously reported in its Report on Form 6-K furnished with the SEC on November 7, 2023, on November 6, 2023, the Company received a deficiency notice from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Class A Ordinary Shares had been below the minimum of $1.00 per share required for continued listing on The Nasdaq Global Market (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rules, the Company had 180 calendar days, or until May 6, 2024, to regain compliance with the Minimum Bid Price Rule.

On August 2, 2024, the Staff notified the Company that the Company had not regained compliance with the Minimum Bid Price Rule, and in accordance with the Nasdaq Listing Rules, the Company was provided 180 calendar days, or until January 29, 2025, to regain compliance. As previously reported in its Report on Form 6-K furnished with the SEC on January 31, 2025, on January 30, 2025, the Staff notified the Company that the Staff had approved the Company’s application to list the Class A Ordinary Shares on The Nasdaq Capital Market tier, and in connection with such approval, the Staff had determined that the Company was eligible for an additional 180 calendar day period, or until July 28, 2025, to regain compliance with the Minimum Bid Price Rule. In addition, on February 4, 2025, the Company received a notice from the Office of the General Counsel of Nasdaq that the Nasdaq Hearings Panel had granted the Company’s request for continued listing on Nasdaq, subject to, among other things, the Company’s demonstration of compliance with the Minimum Bid Price Rule on or before July 28, 2025.

The reason for the Share Consolidation is to raise the minimum bid price of the Class A Ordinary Shares above $1.00 per share and bring the Company back into compliance with the Minimum Bid Price Rule. To regain compliance, the Class A Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of ten consecutive business days.

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation will become effective as of 5:00 p.m. Eastern Standard Time on the Effective Date. The Class A Ordinary Shares will begin trading on a split-adjusted basis on The Nasdaq Capital Market when the market opens on July 14, 2025, under the existing trading symbol “HTOO”. The new CUSIP number for the Class A Ordinary Shares will be G3R25D 209.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of Class A Ordinary Shares held by each shareholder will automatically convert into the number of whole Class A Ordinary Shares equal to (i) the number of issued and outstanding Class A Ordinary Shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) the denominator of the Share Consolidation Ratio. No fractional shares will be issued, and no cash or other consideration will be paid. Instead, the Company will issue one whole Class A Ordinary Share to any shareholder who otherwise would have received a fractional share as a result of the Share Consolidation.

As of July 8, 2025, there were 27,418,159 Class A Ordinary Shares outstanding. Accordingly, as a result of the Share Consolidation, there will be approximately 783,376 Class A Ordinary Shares outstanding (subject to adjustment due to the effect of rounding fractional shares into whole shares).

Also on the Effective Date, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Share Consolidation will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by the denominator of the Share Consolidation Ratio, and multiplying the exercise or conversion price thereof by the denominator of the Share Consolidation Ratio, all in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share. Such proportional adjustments will also be made to the number of Class A Ordinary Shares issued and issuable under the Fusion Fuel Green PLC 2021 Equity Incentive Plan.

No Shareholder Action Required. Continental Stock Transfer and Trust Company will act as transfer and exchange agent for the Share Consolidation. Registered shareholders will not be required to take any action to receive post-Share Consolidation shares. Shareholders who hold their shares in electronic form at brokerage firms also will not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Amended Constitution. The Amended Constitution, which provides for the Authorized Share Capital Increase, will become effective at 5:01 p.m. Eastern Standard Time on the Effective Date. A copy of the Amended Constitution is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Amended Constitution is qualified in its entirety by reference to such exhibit.

Capitalization. As of immediately after the effectiveness of the Share Consolidation, each shareholder’s percentage ownership interest in the Company and proportional voting power as of immediately before the effectiveness of the Share Consolidation will remain virtually unchanged except for any immaterial changes and adjustments that result from rounding fractional shares into whole shares. As a result of the Share Consolidation and the Authorized Share Capital Increase, the total number of authorized Class A Ordinary Shares will remain 100,000,000, and the nominal value of the Class A Ordinary Shares will change to $0.0035 per share. Except for any shareholders who receive a whole share in lieu of a fractional share as a result of the Share Consolidation, the Share Consolidation will affect all shareholders uniformly. The rights and privileges of the holders of Class A Ordinary Shares will be substantially unaffected by the Share Consolidation.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286198, 333-286202, 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
1.1	Amended and Restated Constitution of Fusion Fuel Green PLC
99.1	Press Release dated July 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: July 10, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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